Exhibit 1

Announcement  |  Lisbon  |  8 October 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A. regarding the resignation of its CEO, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that Mr. Zeinal Abedin Mahomed Bava resigned his position as Chief Executive Officer of the Company on this date.

Pursuant to article 30-A of the Company’s by-laws, the Executive Officers, in a meeting held on this date, designated Mr. Bayard De Paoli Gontijo to exercise the functions relating to the position of Chief Executive Officer, together with his functions as Chief Financial Officer and Investor Relations Officer, until the Board of Directors resolves upon the appointment of a replacement for the position of Chief Executive Officer.

Rio de Janeiro, October 7, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer